ELEMENTAL ROYALTY ANNOUNCES GRANT OF SECURITY-BASED COMPENSATION

Vancouver, British Columbia, January 9, 2026, Elemental Royalty Corporation (TSXV: ELE) (NASDAQ: ELE) ("Elemental" or the "Company") is pleased to announce that pursuant to its equity incentive plan, it has granted incentive stock options ("Options"), restricted share units ("RSUs") and deferred share units ("DSUs") to certain officers, directors, employees, and consultants of the Company as follows:

• Granted an aggregate of 663,339 Options to officers, directors, employees and consultants of the Company. The options are exercisable at a price of C$23.48 per share for a period of seven (7) years and vesting one year after the grant. The Options will expire on January 7, 2033.

• Granted an aggregate of 155,133 RSUs to officers, directors, employees and consultants, subject to any applicable stock exchange approvals and vesting requirements. These RSUs will vest in 3 equal tranches over a 3-year period with the first, second and third tranches vesting on the first, second and third anniversaries of the date of the grant, respectively. Each RSU entitles the holder to acquire, for nil cost, one common share of the Company.

• Granted an aggregate of 14,919 cash-settled DSUs to independent directors, which will be redeemable upon the retirement, resignation or replacement of a director.

For further information contact:

David M. Cole	info@elementalroyalty.com
CEO

Tara Vivian-Neal	info@elementalroyalty.com
Investor Relations
www.ElementalRoyalty.com

(TSXV: ELE) | (NASDAQ: ELE) | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Royalty Corporation.

Elemental Royalty is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 16 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental Royalty trades on the TSX Venture Exchange under the ticker symbol "ELE", and on the NASDAQ Stock Market under the ticker symbol "ELE".

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

TSX.V: ELE / NASDAQ: ELE	ELEMENTAL ROYALTY CORPORATION	1